Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Under our weighted voting rights structure, our share capital comprises Class A ordinary shares and Class B ordinary shares. Each Class A ordinary share entitles the holder to exercise one vote, and each Class B ordinary share entitles the holder to exercise 10 votes, respectively, on all matters that require a shareholder’s vote. Shareholders and prospective investors should be aware of the potential risks of investing in a company with a weighted voting rights structure. Our American depositary shares, each representing one of our Class A ordinary shares, are listed on the New York Stock Exchange in the United States under the symbol ZTO.

ZTO Express (Cayman) Inc.

中通快遞(開曼)有限公司

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock Code: 2057)

CHANGE OF NON-EXECUTIVE DIRECTOR

The Board is pleased to announce that, with effect from April 25, 2025:

1.	Mr. Xudong CHEN has resigned as a non-executive Director; and

2.	Ms. Di XU has been appointed as a non-executive Director.

The board (the “Board”) of directors (the “Directors”) of ZTO Express (Cayman) Inc. (the “Company”, together with its subsidiaries, the “Group”) hereby announces the below change to the Board.

RESIGNATION OF NON-EXECUTIVE DIRECTOR

The Board announces that Mr. Xudong CHEN (陳旭東) (“Mr. CHEN”) has tendered his resignation as a non-executive Director, with effect from April 25, 2025 due to change in his work arrangement.

Mr. CHEN has confirmed that he has no disagreement with the Board and there is no matter in respect of his resignation that needs to be brought to the attention of the shareholders of the Company (the “Shareholders”) or The Stock Exchange of Hong Kong Limited (the “Stock Exchange”).

The Board would like to take this opportunity to express its gratitude to Mr. CHEN for his valuable contribution to the Company during his tenure of office.

APPOINTMENT OF NON-EXECUTIVE DIRECTOR

The Board is pleased to announce that Ms. Di XU (許迪) (“Ms. XU”) has been appointed as a non-executive Director with effect from April 25, 2025.

The biographical details of Ms. XU are set out below:

Ms. XU, aged 36, has been working at Alibaba Group Holding Limited (“Alibaba Group”) (a company whose shares are listed on the Stock Exchange (stock code: 9988 (HKD counter) and 89988 (RMB counter)) and the New York Stock Exchange (stock code: BABA)) since 2017, and is currently serving as an investment director at Alibaba Group. Ms. XU has also served as a non-executive director at Huitongda Network Co., Ltd. (a company whose shares are listed on the Stock Exchange (stock code: 9878)) since February 2025, and Red Star Macalline Group Corporation Ltd. (a company whose shares are listed on the Stock Exchange (stock code: 1528) and the Shanghai Stock Exchange (stock code: 601828)) since August 2023.

Prior to joining Alibaba Group, Ms. XU served as an associate director of investment at CICC ALPHA (Beijing) Investment Fund Management Co., Ltd. from 2015 to 2017. From 2011 to 2013, she served as an investment analyst at International Financial Corporation. From 2010 to 2011, Ms. XU worked as a research analyst at China International Capital Corporation Limited (a company whose shares are listed on the Stock Exchange (stock code: 3908) and the Shanghai Stock Exchange (stock code: 601995)).

Ms. XU obtained her bachelor’s degree in finance from Peking University in July 2009 and her master’s degree in business administration from the Wharton School of the University of Pennsylvania in June 2015.

Ms. XU has entered into a director agreement with the Company for a term of three years commencing from April 25, 2025 subject to re-election as and when required under the Rules Governing the Listing of Securities on the Stock Exchange (the “Listing Rules”) and/or the memorandum and articles of association of the Company, be automatically renewed for successive periods of three years. Either party may terminate the agreement at any time upon thirty days prior written notice to the other party, or such shorter period as the parties may agree upon. Ms. XU does not receive any remuneration in connection with the performance of her duties as a Director.

Save as disclosed above, as at the date of this announcement, Ms. XU has confirmed that she does not hold (i) any other position with the Company or other members of the Group; (ii) any directorship in any other public companies with securities of which are listed on any securities market in Hong Kong or overseas in the last three years; and (iii) any other major appointments and professional qualifications. Save as disclosed above, as at the date of this announcement, Ms. XU has confirmed that she does not have any relationship with any Director, senior management or substantial shareholder or controlling shareholders of the Company, or any interest in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong).

Save as disclosed above, there is no other information that is required to be disclosed pursuant to any of the requirements under paragraphs (h) to (v) of Rule 13.51(2) of the Listing Rules nor are there other matters that need to be brought to the attention of the Shareholders or the Stock Exchange relating to Ms. XU’s appointment.

The Board would like to express its warmest welcome to Ms. XU on her appointment.

By order of the Board
ZTO Express (Cayman) Inc.
Meisong LAI
Chairman

Hong Kong, April 25, 2025

As at the date of this announcement, the Board comprises Mr. Meisong LAI as the chairman and executive director, Mr. Jilei WANG and Mr. Hongqun HU as executive directors, Mr. Xing LIU and Ms. Di XU as non-executive directors, Mr. Frank Zhen WEI, Mr. Qin Charles HUANG, Mr. Herman YU, Mr. Tsun-Ming (Daniel) KAO and Ms. Fang XIE as independent non-executive directors.

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